PORTAGE PARTNERS, LTD.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

                           For the years ended          August 18, 1999
                           June 30,                           (Inception) to
                            2002       2001                 June 30, 2002

Revenue                   -             -                            -

General and
administrative
expenses              687           3,775                  4,462
Total expenses      687           3,775                  4,462

Net (loss)             (687)         (3,775)                (4,462)
Weighted average
number of
common shares
outstanding -
basic and
fully diluted       4,500,000     4,500,000

Net (loss)
per share -
basic and
fully diluted          (0.00)            (0.00)

The accompanying notes are an intregal part of these financial statements.

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